October 27, 2006
VIA EDGAR AND FEDEX
Securities and Exchange Commission
Division of Corporation Finance
110 F Street, N.E.
Washington, D.C. 20549

Attn:	Karen J. Garnett, Esq

Re:	iPayment, Inc. Registration Statement on Form S-4, filed July 21, 2006 Registration No. 333-135959

Dear Ms. Garnett:
      On behalf of our client, iPayment, Inc., a Delaware company (the “Company”), please find attached hereto for review by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) five clean and five marked copied of the Company’s Registration Statement on Form S-4 (the “Registration Statement”). The enclosed Registration Statement has been revised to respond to the comments of the Staff that were contained in your letter dated October 19, 2006 (the “Comment Letter”). The Registration Statement was initially filed with the Commission on July 21, 2006.
      Set forth below are the Company’s responses to the comments contained in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in bold text and is followed by the Company’s response. Page numbers refer to page numbers of the Registration Statement as refiled on the date of this letter. The information included herein has been provided to us by management of the Company.
General
1.	We have reviewed the supplemental material provided in response to prior comment 9. We are unclear how the chart in your response letter supports your assertion that you are a leading provider of services to small merchants. Please provide us with additional support for why you conclude the ratio included in your

Securities and Exchange Commission

October 27, 2006
response supports your contention. For example, tell us how you arrived at the conclusion that your services are more focused to smaller merchants than many of your larger competitors.
      Response:
      The Company is unable to obtain additional data that it can disclose publicly beyond that provided previously to the Staff that addresses its position with respect to small merchants. As a result, the Company has deleted the references to it being a “leading” provider to small merchants.
Risk Factors
2.	Please discuss in more detail how covenants under the senior secured credit facility are more restrictive than similar provisions under the indenture covering the notes.
      Response:
      The Company has expanded the disclosure significantly on page 16 in response to the Staff’s comment.
The Exchange Offer
Acceptance of Tendered Notes, page 33
3.	We note your response to prior comment 26; however, we are unable to locate the revised disclosure. The current disclosure indicates that the conditions to acceptance may be waived by you in your “sole discretion.” Please revise to include an objective standard for determining whether a condition has been satisfied.
      Response:
      In response to the Staff’s comment, the Company has revised the disclosure on pages 34, 35 and 38 to state that the compliance with conditions, acceptance and withdrawal will be determined by the Company in its reasonable discretion. The Company has also made conforming changes to the instructions to the Letter of Transmittal.
Acquisition of iPayment by Holdings and MergerCo, page 40
4.	We re-issue the portion of prior comment 28 that requested a description of the terms of the earnout payments that may be made pursuant to the merger agreement.
      Response:
      The Company informs the Staff that there are no earnout payments required to be made pursuant to the merger agreement. The reference to “earnout payments” on page 17 in the risk

Securities and Exchange Commission

October 27, 2006
factor entitled “We may not be able to generate sufficient cash flow to meet our debt service obligations...” is expressly to “previously completed acquisitions”. The Company has clarified this point by noting that the acquisitions were of “businesses and portfolios of merchant accounts.”
Management’s Discussion and Analysis of Financial Condition..., page 55
Results of Operations, page 55
5.	Please identify the business that was acquired in October 2005 that materially contributed to your revenues and interchange expenses.
      Response:
      The Company has identified National Processing Management Group in response the Staff’s comment.
6.	We have reviewed your response to prior comment 35. Please separately disclose the portion of the increase in selling, general and administrative expenses related to the adoption of SFAS 123R. Also, please explain why the total increase in selling, general and administrative expenses ($7.5 million) is less than the increase attributed to compensation expense and the adoption of SFAS 123R combined ($7.7 million).
      Response:
      The Company has amended the disclosure on page 57 to clarify the points referred to in the Staff’s comment.
Liquidity and Capital Resources, page 57
7.	Investing Activities. We note the statement on page 58 that you currently have no significant capital spending or purchase commitments. Please confirm to us that you have no further obligations to make earn-out payments relating to acquisitions.
      Response:
      The Company has amended the disclosure on page 59 to note that it is obligated to make earn-out payments and has cross-referenced the table of contractual obligations on page [60].
Legal Proceedings, page 74
8.	We note that in many of the proceedings listed you state that the claims “are without merit” or that the company believes it has “meritorious defenses” to the claims asserted. These statements are legal conclusions that the company is not qualified to make. If they are based on advice from litigation counsel, please state

Securities and Exchange Commission

October 27, 2006
this, identify counsel and include a consent from counsel. Otherwise, please remove these statements.
      Response:
      The Company has amended the disclosure in “Legal Proceedings” to remove the statements identified by the Staff.
Employment Agreements, page 80
9.	We note your response to prior comment 43; however, we are unable to locate the requested disclosure. Please revise to disclose the amount of base salary, bonus, and any other compensation payable to Mr. Grimstad and Mr. Daily under the terms of their employment agreements, or further direct us to the disclosure in your prospectus. We note disclosure in the summary compensation table indicating that Mr. Daily and Mr. Grimstad received salary and bonus payments in 2005. Also, please confirm to us that neither is entitled to severance payments in the event his employment is terminated, or disclose all severance payments provided under the employment agreements.
      Response:
      In response to the Staff’s comment, the Company has revised the disclosure on page 81.
Where You Can Find More Information, page 144
10.	Please update the address for the Commission so that it reads 100 F Street, N.E., Washington, DC 20549.
      Response:
      The Company has updated the disclosure on page 146 to provide the Commission’s new address.
Exhibit 5.2
11.	We note that counsel assumes the Applicable Subsidiary Guarantor is duly incorporated or formed, validly existing and in good standing in the State of Nevada. Please provide a revised opinion that removes this assumption or tell us why it is appropriate for counsel to assume legal matters relevant to the opinion.
      Response:
      The Company’s counsel has provided a revised opinion removing the assumptions referenced by the Staff.

Securities and Exchange Commission

October 27, 2006
* * *
      Please do not hesitate to contact Mark Mandel at (212) 819-8546 or Colin Diamond at (212) 819-8754 of White & Case LLP with any questions or comments regarding this letter.
Sincerely,

White & Case LLP

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